Exhibit 12

AMERICAN WATER WORKS COMPANY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months ended December 31,					Three Months Ended March 31,
	2010	2011	2012	2013	2014	2015
Income (loss) from continuing operations before income taxes	$430,253	$502,185	$630,389	$607,937	$709,814	$133,502

Fixed Charges:
Interest, dividends on mandatory redeemable preferred shares and amortization of debt discount and expenses and premium on all indebtedness	325,134	321,685	316,889	314,908	304,866	77,442
Interest factor in rentals	12,231	11,017	9,222	7,706	7,222	1,695
Interest costs from discontinued operations	1,319	2,266	277	—	—	—

Total fixed charges	338,884	334,968	326,388	322,614	312,088	79,137

Income from continuing operations plus fixed charges	768,937	837,153	956,777	930,551	1,021,902	212,639

Preferred dividend requirements	224	224	153	19	—	—
Ratio of pre-tax income (loss) to net income (loss)	1.68	1.65	1.69	1.64	1.65	1.67
Preferred dividend factor (1)	377	371	258	31	—	—
Total fixed charges	338,684	334,968	326,388	322,614	312,088	79,137

Total fixed charges and preferred dividends	339,061	335,339	326,646	322,645	312,088	79,137

Ratio of earnings to combined fixed charges and preferred dividends	2.27	2.50	2.93	2.88	3.27	2.69

(1)	Represents the amount of pre-tax earnings required to cover the dividends associated with preferred stock without mandatory redemption requirements.

For purposes of calculating the ratio of earnings to fixed charges, earnings consists of income (loss) from continuing operations before income taxes including the effect of allowance for funds used during construction, which we refer to as AFUDC, plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, and a portion of rent expense that management believes is representative of the interest component of rental expense. Fixed charges have not been reduced for the effect of AFUDC. In addition, we had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

AMERICAN WATER CAPITAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months ended December 31,					Three Months Ended March 31,
	2010	2011	2012	2013	2014	2015
Income (loss) from continuing operations before income taxes	$—	$—	$—	$—	$—	$—
Fixed Charges:
Interest, dividends on mandatory redeemable preferred shares and amortization of debt discount and expenses and premium on all indebtedness	206,010	211,982	213,835	225,511	215,272	55,760

Total fixed charges	206,010	211,982	213,835	225,511	215,272	55,760

Income from continuing operations plus fixed charges	206,010	211,982	213,835	225,511	215,272	55,760

Total fixed charges	206,010	211,982	213,835	225,511	215,272	55,760

Total fixed charges and preferred dividends	206,010	211,982	213,835	225,511	215,272	55,760

Ratio of earnings to combined fixed charges and preferred dividends	1.00	1.00	1.00	1.00	1.00	1.00

For purposes of calculating the ratio of earnings to fixed charges, earnings consists of income (loss) from continuing operations before income taxes including the effect of allowance for funds used during construction, which we refer to as AFUDC, plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, and a portion of rent expense that management believes is representative of the interest component of rental expense. Fixed charges have not been reduced for the effect of AFUDC. In addition, we had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.